65 Enterprise, Aliso Viejo, CA  92656
Mail Stop 4631

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	John Cash, Accounting Branch Chief
SiSi Cheng, Staff Accountant
Jeff Gordon

Re:	XsunX, Inc.
Form 10-K for Fiscal Year Ended September 30, 2016
Filed December 14, 2016
File No. 0-29621

Dear Commission:

In response to your letter to us, dated February 9, 2017, enclosed for filing by XsunX, Inc. is our amended annual report on Form 10-K/A for the fiscal year ended September 30, 2016, marked to show changes to Item 9A from the original filing of the report.  The following are our responses to your comments in the letter:

Form 10-K for the Year Ended September 30, 2016

Item 9A – Controls and Procedures, Page 19

1.
We have modified the disclosure in Item 9A to explain the conditions of change that occurred between fiscal year 2015 and fiscal year 2016 that enables us to deem our disclosure controls and procedures to be effective in 2016 while not effective in 2015.  See also “Changes in Internal Control over Financial Reporting.”  While we believe our implemented disclosure controls and procedures to be currently effective we intend to implement a more traditional separation of duties in the future, when feasible, to continue to enhance our disclosure controls and procedures to be as effective as possible.

2.
We have amended our disclosure under “Internal Control over Financial Reporting” to indicate that we conclude that our internal control over financial reporting is effective as of September 30, 2016, as required by Item 308(a)(3) of Regulation S-K.

Yours very truly,

/s/ Tom M. Djokovich

Tom M. Djokovich, Chief Executive Officer